UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form N-8F
I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
☐	Merger

☑	Liquidation

☐	Abandonment of Registration (Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund: PREMIER VIT (the “Fund”)

3.	Securities and Exchange Commission File No. 811-08512

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☑ Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1345 Avenue of the Americas New York, New York 10105

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Thomas J. Fuccillo	David C. Sullivan, Esq.
Allianz Global Investors Fund Management LLC	Ropes & Gray
1345 Avenue of the Americas	One International Place
New York, NY 10105	Boston, MA 02110
(212) 739-3213; or,	(617) 951-7362
7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
(a)	Allianz Global Investors Fund Management LLC, 1345 Avenue of the Americas, New York, New York 10105, Tel: (212) 739-3190 (records relating to its function as investment adviser).

(b)	Oppenheimer Capital LLC, 1345 Avenue of the Americas, New York, New York 10105 (records relating to its function as sub-adviser).

(c)	Allianz Global Investors Distributors LLC, 1345 Avenue of the Americas, New York, New York 10105 (records relating to its function as distributor).

(d)	Pacific Investment Management Company LLC, 840 Newport Center Drive, Newport Beach, CA 92660 (records relating to its function as sub-adviser).

(e)	NFJ Investment Group LLC, 2100 Ross Avenue, Suite 700, Dallas, Texas 75201 (records relating to its function as sub-adviser).

(f)	Nicholas-Applegate Capital Management LLC, 600 West Broadway, 30th Floor, San Diego, California 92101 (records relating to its function as sub-adviser).

(g)	State Street Bank & Trust Co., 225 Franklin Street, Boston, MA 02110 (records relating to its function as custodian & accounting agent).

(h)	Boston Financial Data Services — Midwest, 330 West 9th Street, Kansas City, MO 64105 (records relating to its function as transfer agent).
8.	Classification of fund (check only one):
☑	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.
9.	Subclassification if the Fund is a management company (check only one):

☑ Open-end ☐ Closed-end

10.	State law under which the Fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the Fund (including sub-advisers) during the last five years, even if the Fund’s contracts with those advisers have been terminated.

Allianz Global Investors Fund Management LLC (formerly PA Fund Management LLC) 1345 Avenue of the Americas New York, New York 10105

OpCap Advisors LLC (through January 15, 2009) 1345 Avenue of the Americas New York, NY 10105

Oppenheimer Capital LLC 1345 Avenue of the Americas New York, New York 10105

Pacific Investment Management Company LLC 840 Newport Center Drive Newport Beach, CA 92660

Nicholas-Applegate Capital Management LLC 600 West Broadway, 30th Floor San Diego, California 92101

NFJ Investment Group LLC 2100 Ross Avenue, Suite 700 Dallas, Texas 75201

PEA Capital LLC 1345 Avenue of the Americas, 50th Floor New York, NY 10105

12.	Provide the name and address of each principal underwriter of the Fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Allianz Global Investors Distributors LLC 1345 Avenue of the Americas New York, New York 10105

OCC Distributors LLC (through September 15, 2005) 1345 Avenue of the Americas New York, New York 10105

13.	If the Fund is a unit investment trust (“UIT”) provide:
(a)	Depositor’s name(s) and address(es): Not applicable.

(b)	Trustee’s name(s) and address(es): Not applicable.
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the Fund (e.g., an insurance company separate account)?

☑ Yes ☐ No

If Yes, for each UIT state: PLEASE SEE APPENDIX A
Name(s):
File No.:
Business Address:
15.	(a)	Did the Fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☑ Yes ☐ No

If Yes, state the date on which the board vote took place: JANUARY 25, 2010, DECEMBER 23, 2009 AND DECEMBER 15, 2009.

If No, explain:
(b)	Did the Fund obtain approval from the stockholders concerning the decision to engage in Liquidation or Abandonment of Registration?

☐ Yes ☑ No

If Yes, state the date on which the stockholder vote took place:

If No, explain:

As of the dates on which the Board of Trustees met to consider liquidation, the Fund consisted of four portfolios, namely, the NACM Small Cap Portfolio, the NFJ Dividend Value Portfolio, the OpCap Managed Portfolio and the OpCap Mid Cap Portfolio. The Fund did not seek shareholder approval for liquidation from shareholders of the OpCap Managed Portfolio, the NFJ Dividend Value Portfolio or the NACM Small Cap Portfolio. The Fund’s Declaration of Trust permits the termination of the Fund (including all series thereof) without shareholder approval. Record shareholders of the aforementioned portfolios received 114 days notice of the termination.

However, prior to termination of the Fund and its remaining portfolios, the Fund sought, and on April 15, 2010 received, shareholder approval for the liquidation of the OpCap Mid Cap Portfolio. The liquidation of the OpCap Mid Cap Portfolio was completed prior to the completion of the liquidation and termination of the Fund (including the other three portfolios). While the Fund’s Declaration of Trust permits termination of the Fund (including all series thereof), it does not clearly contemplate the liquidation of an individual portfolio without shareholder approval if there would be shares of the portfolio still outstanding at the time of liquidation. At the time the Board considered liquidating the OpCap Mid Cap Portfolio, it was unclear whether any shares of the portfolio might remain outstanding as of the targeted liquidation date.
II.	Distributions to Stockholders

16.	Has the Fund distributed any assets to its stockholders in connection with the Merger or Liquidation?

☑ Yes ☐ No
(a)	If Yes, list the date(s) on which the Fund made those distributions:

Premier VIT NACM Small Cap Portfolio: Investment Income Dividend of $79,172 or $0.02301 per Share on April 27, 2010

Premier VIT OpCap Managed Portfolio: Investment Income Dividend of $3,617,859 or $1.18934 per share on April 27, 2010

Premier VIT OpCap Mid Cap Portfolio: Investment Income Dividend of $608,059 or $0.10722 per share on April 27, 2010

Premier VIT NFJ Dividend Value Portfolio: Investment Income Dividend of $24,506 or $0.21776 per share on April 27, 2010
(b)	Were the distributions made on the basis of net assets?

☑ Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☑ Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to stockholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to stockholders made in kind?

☐ Yes ☑ No

If Yes, indicate the percentage of Fund shares owned by affiliates, or any other affiliation of stockholders:

17.	Closed-end funds only:

Has the Fund issued senior securities?

☐ Yes ☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other stockholders:

18.	Has the Fund distributed all of its assets to the Fund’s stockholders?

☑ Yes ☐ No

If No,
(a)	How many stockholders does the Fund have as of the date this form is filed? ☐

(b)	Describe the relationship of each remaining stockholder to the Fund: ☐
19.	Are there any stockholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes ☑ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those stockholders:

III.	Assets and Liabilities

20.	Does the Fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes ☑ No

If Yes,
(a)	Describe the type and amount of each asset retained by the Fund as of the date this form is filed:

(b)	Why has the Fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?
☐ Yes ☐ No

21.	Does the Fund have any outstanding debts (other than face-amount certificates if the Fund is a face-amount certificate company) or any other liabilities?

☐ Yes ☑ No

If Yes,
(a)	Describe the type and amount of each debt or other liability:

(b)	How does the Fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses: Approximately $50,000

(ii)	Accounting expenses: Approximately $0

(iii)	Other expenses (list and identify separately):

Postage:	Approximately $5,000
Fees:	Approximately $16,000 (tabulation and solicitation) Approximately $10,000 (filing and printing)
(iv)	Total expenses (sum of lines (i)-(iii) above): Approximately $81,000
(b)	How were those expenses allocated?

The Other Expenses listed in 22(a)(iii) were borne by AGIFM, the Investment Adviser of the Fund and the Legal Expenses listed in 22(a)(i) were paid by the Fund.

(c)	Who paid those expenses?

The Other Expenses listed in 22(a)(iii) were borne by AGIFM, the Investment Adviser of the Fund and the Legal Expenses listed in 22(a)(i) were paid by the Fund.

(d)	How did the Fund pay for unamortized expenses (if any)? Not applicable.
23.	Has the Fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☑ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the Fund a party to any litigation or administrative proceeding?

☐ Yes ☑ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the Fund in that litigation:

☐

25.	Is the Fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☑ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

Not Applicable.
26.	(a) State the name of the Fund surviving the Merger:
(b)	State the Investment Company Act file number of the Fund surviving the Merger:

Investment Company Act Registration No.

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of PREMIER VIT, (ii) he is President & Chief Executive Officer, and (iii) all actions by stockholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Brian S. Shlissel
Brian S. Shlissel
President & Chief Executive Officer

APPENDIX A
NACM Small Cap Portfolio
Sun Life Assurance Co of Canada US
PO Box 9134
Wellesley Hills, MA 02481-9134
Sun Life Insurance and Annuity
Company of New York, Po Box 9134
Wellesley Hills, MA 02481-9134
ACL Personal Portfolio Annuity
American Express Financial Advisors
Attn Amy Wilcox American Express
C/O David Kim, 222 AXP Financial Ctr
Minneapolis, MN 55474-0001
ACL Personal Portfolio Annuity
Attn Amy Wilcox
Investment Acc/T11-229, Ids Tower 10
Minneapolis, MN 55440
Nationwide Life Insurance Company
PMLIC VA, C/O IPO Portfolio Accounting
Po Box 182029
Columbus, OH 43218-2029
Nationwide Life & Annuity Ins Co
PLACA VA, C/O IPO Portfolio Accounting
Po Box 182029
Columbus, OH 43218-2029
Lincoln Benefit Life
Attn Product Valuation
One Security Benefit Place
Topeka, KS 66636-1000
ING ReliaStar
Attn Sandy Milardo Fund Ops Tn41
151 Farmington Ave
Hartford, CT 06156-0001
Sun Life Assurance Co of Canada US
Attn VUL Accounting Control Sc 431
One Sunlife Executive Park
Wellesley Hill, MA 02481
Connecticut General Life Insurance Co
Separate Account Gr, Attn Sharon Wheeler
280 Trumbull St H14a, Po Box 2975
Hartford, CT 06104-2975
Prudential Insurance Co
FBO Prudential Variable Gi 2,
C/O IFTC Attn Erik Kurtenbach
801 Pennsylvania 3rd Fl
Kansas City, MO 64105-1307
Prudential Insurance Co of America
Attn IIG Finl Rep/Sep Accts, NJ-02-07-01
213 Washington St 7th Fl
Newark, NJ 07102-2992
AEGON USA
FMD Accounting-4410,
FBO Ausa Life Insurance Co,
4333 Edgewood Rd Ne
Cedar Rapids, IA 52499-0001
Ameritas Variable Life Insurance Co
FBO Visionary Choice Account.
Attn Variable Processing, 5900 O St
Lincoln, NE 68510-2234
Allstate Life of New York
Variable Life, Nebraska Service Ctr
2940 S 84th St
Lincoln, NE 68506-4142
Midland National Life
4601 Westown Pkwy Ste 300
West Des Moines, IA 50266-1071
Lincoln Benefit Life Co
Nebraska Service Center, 2940 S 84th St
Lincoln, NE 68506-4154
Transamerica Life Ins & Annuity Co
Attn Robert Ferry, 401 N Tryon St Ste 700
Charlotte, NC 28202-2196
Allmerica Financial TPA
FBO Transamerica Occidental
Attn Separate Accounts
Mailstop S-310, 440 Lincoln St
Worcester MA 01653-0001
Transamerica Occidental Life Ins
Co Separate Account Vul-4
Transamerica Retirement Services,
Po Box 30368
Los Angeles, CA 90030-0368

Transamerica Occidental Life Ins
Co On Behalf Of Its Separate
Account Vul-5
Transamerica Retirement Services,
Po Box 30368
Los Angeles, CA 90030-0368
Transamerica Occidental Life
Insurance Co On Behalf Of Its
Separate Acct Vul-6
Transamerica Retirement Services
Po Box 30368
Los Angeles, CA 90030-0368
Transamerica Life Insurance Co
Attn FMG Operational Acctg-Ms 4410
4333 Edgewood Rd Ne
Cedar Rapids, IA 52499-0001
RBC Liberty Insurance
FBO Transamerica Life Insurance
C/O Cathy Caldwell 4 East, Po Box 789
Greenville, SC 29602-0789
Midland National Variable Acct A
1 Midland Plaza
Sioux Falls, SD 57193-0001
Midland National Variable B
1 Midland Plz
Sioux Falls, SD 57193-0001
Pacific Select Exec Separate
700 Newport Center Dr
Newport Beach, CA 92660-6307
AEGON USA
4333 Edgewood Rd Ne
Cedar Rapids, IA 52499-0002
OpCap Managed Portfolio
Sun Life Assurance Co of Canada US
Po Box 9134
Wellesley Hills, MA 02481-9134
Sun Life Insurance and Annuity
Company of New York, Po Box 9134
Wellesley Hills, MA 02481-9134
ACL Personal Portfolio Annuity
American Express Financial Advisers
Attn Amy Wilcox American Express
C/O David Kim, 222 AXP Financial Ctr
Minneapolis, MN 55474-0001
ACL Personal Portfolio Annuity
American Express Financial Advisers
Attn Amy Wilcox
Investment Acc/T11-229, Ids Tower 10
Minneapolis, MN 55440
Nationwide Life Insurance Company
PMLIC VA, C/O Ipo Portfolio Accounting
Po Box 182029
Columbus, OH 43218-2029
Nationwide Life & Annuity Ins Co
Placa Va, C/O IPO Portfolio Accounting
Po Box 182029
Columbus, OH 43218-2029
Sun Life Assurance Co of Canada Us
Attn VUL Accounting Control Sc 431
One Sunlife Executive Park
Wellesley Hill, MA 02481
Connecticut General Life Ins Co
Separate Account Gr, Attn Sharon Wheeler
280 Trumbull St H14a, Po Box 2975
Hartford, CT 06104-2975
Prudential Insurance Co
FBO Prudential Variable Gi 2
C/O IFTC Attn Erik Kurtenbach
801 Pennsylvania 3rd Fl
Kansas City, MO 64105-1307
Prudential Insurance Co of America
Attn IIG Finl Rep/Sep Accts, Nj-02-07-01
213 Washington St 7th Fl
Newark, NJ 07102-2992
AEGON USA
FMD Accounting-4410,
FBO Ausa Life Insurance Co
4333 Edgewood Rd Ne
Cedar Rapids, IA 52499-0001
Ameritas Variable Life Ins Co
FBO Visionary Choice Account
Attn Variable Processing, 5900 O St
Lincoln, NE 68510-2234
Transamerica Life Ins & Annuity Co
Attn Robert Ferry
401 N Tryon St Ste 700
Charlotte, NC 28202-2196
Allmerica Financial TPA
FBO Transamerica Occidental,
Attn Separate Accounts
Mailstop S-310, 440 Lincoln St
Worcester, MA 01653-0001

Transamerica Occidental Life Insurance
Co Separate Account Vul-4 Transamerica Retirement Services
Po Box 30368
Los Angeles, CA 90030-0368
Transamerica Occidental Life Ins
Co On Behalf Of Its Separate Account Vul-5
Transamerica Retirement Services
Po Box 30368
Los Angeles, CA 90030-0368
Transamerica Occidental Life
Insurance Co On Behalf Of Its,
Separate Acct Vul-6
Transamerica Retirement Services
Po Box 30368
Los Angeles, CA 90030-0368
Transamerica Life Insurance Co
Attn FMG Operational Acctg-Ms 4410
4333 Edgewood Rd Ne
Cedar Rapids, IA 52499-0001
RBC Liberty Insurance
FBO Transamerica Life Insurance
C/O Cathy Caldwell 4 East, Po Box 789
Greenville, SC 29602-0789
American General Investment Management
Attn Director of Variable Products
Accounting VALIC
2929 Allen Pkwy A3702
Houston, TX 77019-2118
AEGON USA
FMD Accounting 4410
FBO Monumental Life Insurance Co
4333 Edgewood Rd Ne
Cedar Rapids, IA 52499-0002
OpCap Mid Cap Portfolio
Sun Life Assurance Co of Canada Us
Po Box 9134
Wellesley Hills, MA 02481-9134
Sun Life Insurance and Annuity
Company of New York, Po Box 9134
Wellesley Hills, MA 02481-9134
Sun Life Assurance Co of Canada Us
Attn Vul Accounting Control Sc 431
One Sunlife Executive Park
Wellesley Hill, MA 02481
Allianz Life Insurance Company Of
North America
5701 Golden Hills Dr
Minneapolis, MN 55416-1297
Allianz Life of New York
5701 Golden Hills Dr
Minneapolis, MN 55416-1297
ING Life Insurance & Annuity Co
1 Orange Way # B3n
Windsor, CT 06095-4773
NFJ Dividend Value Portfolio
Merrill Lynch Pierce Fenner &
Smith FBO Sole Benefit Of Its
Customers, 4800 Deer Lake Dr E
Jacksonville, Fl 32246-6484
Great West Life & Annuity Ins
Coli-Vul-7 Series Account
8515 E Orchard Rd
Englewood, CO 80111-5002
Allianz Global Investors
Attn Kim Phan
680 Newport Center Dr Ste 250
Newport Beach, CA 92660-4046
Merrill Lynch Life Insurance
Company of New York
Product: Investor Choice-Ira Serie
4333 Edgewood Rd NE
Cedar Rapids, IA 52499-0001